Aerospace backgrounds, interest, employer

H1: Exciting aviation developments
H2: The future of aviation is here
H3: Revolutionary VTOL technology
B1: Jetoptera is working to bring you the flying cars of the future!
B2: Now you can be a part of history! Click to learn more about Jetoptera and flying cars!
B3: Visit our site to learn more about how you can be a part of the development of Jetoptera's flying car, the J-4000!

Pilots

H1: Jetoptera is the future of personal aviation
H2: Exciting new aviation technology developments
H3: Jetoptera will revolutionize aerial mobility
B1: Now you can be a part of history! Click to learn more about Jetoptera and flying cars!
B2: Jetoptera is working to bring you the flying cars of the future! Click to learn more about the amazing new technology!
B3: Ever imagined owning your own flying car? Visit our site to learn more about how you can be a part of the development of Jetoptera's J-4000!

Luxury Buyers/ Investors

H1: The ultimate luxury item of the future
H2: Smart tech personal option for urban air mobility
H3: Jetoptera is revolutionizing personal aviation
B1: With Jetoptera's new technology, the flying cars of the future are here now! Click to learn more.
B2: The flying car you've always dreamed of having is here! Jetoptera is working to bring you the flying cars of the future!
B3: How amazing would it be to have a flying car? Visit our site to learn more about how you can be a part of the development of Jetoptera's J-4000!

Tech Investors

H1: The future of aviation technology is Jetoptera
H2: New aerospace technology
H3: Transformative technology for urban air mobility
B1: Jetoptera has the technology to make flying cars a reality! Click to learn more.
B2: The new developments in aviation technology from Jetoptera will change aviation forever! Visit our site to learn more about how you can be a part of the development of Jetoptera's J-4000!
B3: If you like transformative technologies, you'll love this opportunity from Jetoptera!

NASA Investors

H1: New developments in aerospace technology
H2: Jetoptera is revolutionizing aviation technology
H3: Transformative technology for urban air mobility
B1: Click here to learn more about Jetoptera's new revolutionary propulsion system.
B2: The applications for Jetoptera's revolutionary propulsion system are multiple! Click here to learn more about Jetoptera's transformative technology.
B3: Jetoptera's new technology will make flying cars a reality! Visit our site to learn more about how you can be a

part of the development of Jetoptera's J-4000!

Drone Enthusiasts

H1: Exciting new aviation technology developments
H2: Revolutionary VTOL technology
H3: Jetoptera is revolutionizing aviation technology
B1: Jetoptera has made the flying car a reality! Click here to learn more about Jetoptera's transformative technology.
B2: The new developments in aviation technology from Jetoptera will change aviation forever! Visit our site to learn more about how you can be a part of the development of Jetoptera's J-4000!
B3: Now you can be a part of history! Click to learn more about Jetoptera and flying cars!

Military, Air Force, Navy, etc. backgrounds

H1: New aviation technology with military applications
H2: New developments in search, rescue, and recon
H3: The new VTOL tech that is going to make history
B1: The new aviation technology from Jetoptera is fast, silent, and safe. Click here to learn more about Jetoptera's transformative technology.
B2: Jetoptera is working to bring you the flying cars of the future!
B3: The new developments in aviation technology from Jetoptera will change aviation forever! Visit our site to learn more about how you can be a part of the development of Jetoptera's J-4000!

Veterans

H1: New developments in search, rescue, and recon
H2: Revolutionary VTOL technology
H3: New flight technology with military applications
B1: The new aviation technology from Jetoptera is fast, silent, and safe, making it ideal for future military applications. Click here to learn more!
B2: Jetoptera is working to bring you the flying cars of the future!
B3: The new developments in VTOL technology from Jetoptera could change aviation in the military forever! Visit our website to learn more.

RideShare users/investors

H1: The future of transportation is near
H2: Revolutionary new rideshare technology
H3: Jetoptera is working on flying taxis
B1: If you are interested in new rideshare technology, then visit our website to learn more about Jetoptera's J-4000!
B2: Jetoptera is working to bring you the flying cars of the future!
B3: Jetoptera is working on the future of transportation. Click here to learn more about Jetoptera's transformative technology.

First Responders

H1: The future of transportation is Jetoptera
H2: Revolutionary new EMT technology
H3: Exciting aviation developments
B1: The new aviation technology from Jetoptera is fast, silent, and safe, making it ideal for emergency services applications. Click here to learn more!

B2: The new developments in aviation technology from Jetoptera will change aviation forever! Visit our site to learn more about how you can be a part of the development of Jetoptera's J-4000!
B3: Now you can be a part of history! Click to learn more about Jetoptera and flying cars!

Logistics Experience

H1: Revolutionary new vehicle technology
H2: Jetoptera is the future of logistics
H3: Revolutionizing logistics with new flight technology
B1: Jetoptera is working on the future of transportation. Click here to learn more about Jetoptera's transformative technology.
B2: Jetoptera is working on a solution for complicated logistics. Visit our site to learn more about Jetoptera and flying cars!
B3: Visit our site to learn more about how you can be a part of the development of Jetoptera's flying car, the J-4000!